

Via fax (801) 847-6422

November 22, 2010

Paul G. Begum
Chairman & CEO
Klever Marketing, Inc.
2469 E Ft Union Blvd
No. 214 Cottonwood, UT 84121

>   **Re: Klever Marketing, Inc.**
>   **Form 10-K & Form 10-K/A for the Fiscal Year Ended December 31, 2009**
>   **Filed April 13, 2010 and April 30, 2010, respectively**
>   **Form 10-Q for the Quarter Ended March 31, 2010 and Form 10-Q & Form 10-Q/A**
>   **for the Quarter Ended June 30, 2010**
>   **Filed May 24, 2010, August 13, 2010 and August 17, 2010, respectively**
>   **File No. 000-18730**

Dear Mr. Begum:

We have reviewed your letter dated November 19, 2010 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 10, 2010.

Form 10-Q for the Quarter Ended March 31, 2010 and Form 10-Q and Form 10-Q/A for the Quarter Ended June 30, 2010

Item 4(T). Controls and Procedures, page 13

Management's Report on Internal Control over Financial Reporting, page 13

1.   Notwithstanding your prior response to prior comment 3, we continue to believe that a revision is required to remove the discussion regarding the evaluation of your internal controls over financial reporting at March 31, 2010 and June 30, 2010 and to limit your discussion to the

disclosure required by Item 308T(b) for changes in internal control over financial reporting during the quarter. Please revise your filings accordingly.

You may contact Megan Akst, Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief